Exhibit 4.44
3rd Amendment
to the EXCLUSIVE RAGNAROK LICENSE AND DISTRIBUTION AGREEMENT, entered into November 26th, 2003 by and between Gravity Corporation (“Gravity” or “Licensor”) and Burda Holding International GmbH (“BHI” or “Licensee”).
WHEREAS, the parties agreed upon and signed a first amendment to the EXCLUSIVE RAGNAROK LICENSE AND DISTRIBUTION AGREEMENT on November 18th 2004; and
WHEREAS, the parties have discussed past and future business cooperation and partnership in Seoul, South Korea on 28th of March, 2006.
NOW, THEREFORE, in consideration of the mutual promises and covenants discussed during the meeting in Seoul and other good and valuable consideration, the parties amend the agreement as follows:
1.	Gravity accepts the concerns of BHI with regards to service quality, in-game bugs and private server effects as expressed in written form on October 25th and 31st ,2005 and shall hence take the following actions:
a.	Reorganization of all Departments involved in International Servicing Operations under the Leadership of Marketing Director (Mr. Baik) for closer Communication and improved Overseas Support Quality.

b.	Gravity empowers BHI to take legal action against third parties offering Ragnarok Online in the Territory without being authorized to do so (“Infringers”) by signed proxy, which text and format is attached to this agreement as Annex 1. The following procedure shall apply: In a first step BHI is entitled to serve to Infringers dissuasion letters on its own expense. In case a formal dissuasion letter will not lead to termination of the infringement, BHI will be authorized to start legal proceedings against Infringers (“Court Action”). Costs incurred by BHI by taking Court Action will be covered by Gravity for an amount of up to € 1,800 in each single case; provided, however, that BHI will provide evidence of costs incurred. Furthermore the parties agree that Gravity will not cover the cost of more than 12 Court Actions taken by BHI within any 12 months time period. A documentation of individual cases together with receipts of costs incurred shall be provided to Gravity in form of a Legal Action Cost(LAC) report by BHI along with the monthly Royalty Report. The cost of these cases will be reimbursed to BHI by Gravity by a separate payment according to the LAC Report invoice of the month following the reception of the case documentation.

c.	Regarding Infringers offering Ragnarok Online outside the Territory (e.g. USA), Gravity is committed to provide proof to have taken appropriate legal action against each Infringer evidenced by BHI within three months after such notification; provided, however, that BHI will only evidence Infringers offering Ragnarok Online (i) in the languages English or German or French or Italian or Turkish and (ii) operating Ragnarok Online for more than 10,000 concurrent users.
2.	BHI exercises its option to renew the term of the Exclusive Ragnarok License and Distribution Agreement (“the Agreement”) for an additional term of one (1) year (“Renewed Term”) starting April 15th, 2006 and ending an April 14th, 2007.
a.	For the Renewed Term, the same terms and conditions as defined in the Agreement shall apply. For clarification purposes only the Parties state that no Initial Payment as defined in Article 5 (a) of the Agreement has to be paid by the Licensee to Licensor for the Renewed Term nor will become due in case of any future renewal. Therefore it is agreed, that invoices issued by Gravity regarding this Initial Payment are considered to be “void”. During the Renewed Term the

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Licensee shall pay to Licensor a continuing royalty of twenty-nine percent (29%) of the monthly Gross Sales Amount (“Royalty”) from April 1st, 2006 onwards.

b.	in case the Licensee, despite best efforts to advertise, promote and perform marketing activities for Ragnarok Online in the Territory by Licensee and the actions taken by the Licensor as defined above in 1., can not achieve an operationally profitable result on a monthly basis due to reasons in relation with the above mentioned concerns, both parties will get together and discuss a royalty reduction for that specific month(s)

c.	“Both parties will discuss the second renewal of this Agreement no later than three(3) months prior to the expiration of this Agreement, to discuss the condition of royalties for the secondly renewed term”

d.	BHI agrees to invest the difference in amount of four percent royalty (4%), into marketing activities for the ongoing success of Ragnarok Online. BHI will provide a monthly marketing activity report to Gravity regarding the investment of four percent (4%) royalty.

e.	The above a) and b) shall also prevail for an additional prolongation of the contractual term (“Second Renewed Term”)
3.	In acknowledgement of the above, BHI
a.	shall pay all Royalty Invoices due for payment within 10 working days after signing of this amendment.

b.	declares its Claim as defined in written form on the 25th and 31st of October, 2005 amounting to €240,000.- as void.

c.	does not consider a reclaim of the paid Initial Fee of US$150,000.-
4.	Both parties agree to
a.	set up an at least quarterly exchange of information in person between Gravity’s Mr. Charles Baik and BHI’s Mr. Ingo Griebl & Mr. Achim Kaspers

b.	cooperate much closer by exchanging marketing and other business relevant information regarding Ragnarok Online

c.	start discussions about additional business cooperation projects, especially regarding Ragnarok Online 2 and other titles.
5.	Terms in this Amendment shall have the same meaning as defined in the Agreement.

6.	It is understood and agreed that this Amendment is a compromise settlement of currently existing and disputed claims, and that neither Licensee nor Licensor have admitted any liability or wrongdoing.
IN WITNESS WHEREOF, the Parties have caused and executed this Agreement on the date first above-written in duplicate originals by their duly authorized representatives as of the day and year first above written.

Seoul, April 26, 2006	Munich, April 26, 2006

/s/ Il Young Ryu	/s/ Jan-Gisbert Schultze

Il Young Ryu	Jan-Gisbert Schultze
Chairman & CEO	Managing Director
Gravity Corporation	Burda Holding International GmbH

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